Filed by Cooper Industries plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer’s
SEC File No.: 1-31330
Date: May 31, 2012

Eaton / Cooper Acquisition Employee Update May 2012

2 Agenda Recap When Transaction Closes (At Closing) – US Only After Transaction Closes (Post-Close) Employment Processes Information Updates Global

Recap
Recent announcement regarding Eaton’s acquisition of Cooper
We believe that Eaton is the best global partner to maximize our long-term competitive position
– We believe that the two companies complement each other well in the areas of talent and culture with little overlap in products, solutions, channels & geographies
Transaction not complete – depends on shareholder and
regulatory approvals and other closing conditions (expected 2 half of 2012)
Announcement doesn’t change our responsibility to run the
business and deliver on our commitments
We can start planning for integration but will not begin integrating until after closing, which will be centrally coordinated from
Corporate
– There should be no one at Cooper having meetings or conversations with Eaton without explicit direction from Cooper senior management
We will continue to communicate as frequently as appropriate
Company will communicate – Asking employees to
focus on work - business as usual
Global
nd

When Transaction Closes (At Closing)
401(k)
–
Cooper stock within the 401(k) to be converted to
NEWCO stock and cash (per purchase price formula –
for each share of CBE, 0.77479 of NEWCO stock and
$39.15 in cash)
• Cash will likely be invested in employee’s current investment elections or default  investment option if employee has not made an election
• Any 401(k) loans continue with existing plan
The closing itself is not expected to have a major
impact on your paycheck or benefits
US

Cooper Employee Protections – per the agreement Eaton has
committed to certain ‘protections’ for a period of 1 year after the transaction closes
– Recognize service earned under similar Cooper benefit plans for purposes of eligibility, vesting and level of benefit (vacation, severance, etc)
• Exception:  Eaton currently offers a cash balance pension plan and will not recognize
Cooper service towards this pension plan
– Base Salary – no reduction resulting from the transaction
– Benefits – major benefits, vacation, holidays and other compensation that in the aggregate are substantially comparable to:
• Cooper plans immediately prior to Closing, or
• Eaton plans offered to similarly situated Eaton employees
– Where applicable, Cooper and Eaton will try to ensure that medical benefit plans will credit eligible expenses incurred year to date towards deductibles, co-insurance and maximum out-of-pocket limits
Eaton benefits appear to be very similar to what Cooper offers today

After Transaction Closes (Post-Closing)
Eaton has committed to protecting Cooper employee benefits for 1 year
US

Employment Processes
US & Asia
Employment processes & policies are not expected to
materially change between pre-closing & post-closing
No material change between pre-closing and post-closing
employment practices is expected
All employees continue to be bound by existing policies and
agreements (confidentiality agreements, notice periods,
noncompetes, nonsolicitation, etc)
Voluntary terminations still obligated under repayment
agreements where they exist (tuition, relocation, etc)

Employment Processes
Europe, Latin America
All accrued employment rights and protections are expected to remain in place after closing, including continuity of service
All employees will continue to be bound by existing policies, procedures and agreements as they are today
All currently recognised collective bargaining and Works
Council arrangements remain in place after closing
Any employee obligations triggered by resignation remain in
place after closing
The Scottish Widows GPP remains the preferred vehicle for
pension participation in the UK going forward

Information Updates
Looking to set up an internal website dedicated to
providing employee information
–
More information to follow in the coming weeks
–
Employees can email their questions to
–
Do not expect a direct response
–
Questions will be consolidated and answers provided
via the internal website
Global
Questions@cooperindustries.com

Global
Please note that this document is intended to provide you with only a summary of certain employment-related matters and other matters relating to the transaction. Additional detail will be provided in the Joint Proxy Statement/Prospectus that will be filed with the U.S. Securities and Exchange Commission in connection with the transaction. The description in this document is qualified in its entirety by reference to the Transaction Agreement and to the information that will be included in the Joint Proxy Statement/Prospectus.
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
A registration statement on Form S-4 will be filed that will include the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc
(“Cooper”) that also constitutes a Prospectus of Eaton Global Corporation Plc (1) (“Eaton Global Plc”). Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Eaton,
Cooper, Eaton Global Plc, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Joint Proxy
Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Global Plc, Eaton and Cooper through the website maintained by the SEC at
www.sec.gov.
In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus
(including the Scheme) and other documents filed by Eaton and Eaton Global Plc with the SEC by contacting Don Bullock from Eaton by calling (216) 523-
5127, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.
PARTICIPANTS IN THE SOLICITATION
Cooper, Eaton and Eaton Global Plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information
regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the
Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper's directors and executive officers is contained in Cooper's
Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton's directors and executive officers is contained in Eaton's Annual Report on Form 10-K for the year ended December
31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.
(1)
Expected name, or a variant thereof

Global
COOPER SAFE HARBOR STATEMENT
This communication may contain forward-looking statements concerning the Acquisition, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate,"
"expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.
No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Cooper.
STATEMENT REQUIRED BY THE TAKEOVER RULES
The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of
Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.
Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under
Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).
Goldman Sachs is acting exclusively for Cooper and no one else in connection with the Acquisition and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Acquisition, the contents of this communication or any transaction or arrangement referred to herein.